Exhibit 99.1

 No.22/09

IAMGOLD CONFIRMS OPTION AGREEMENT ON LA ARENA AND
EQUITY POSITION IN MEXICAN SILVER MINES LTD.

Toronto, Ontario, June 29, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced it has acquired 8,024,511 common shares and 1,500,000 warrants of Mexican Silver Mines Ltd. (“Mexican Silver”), having had the same number of common shares and warrants of Rio Alto Mining Limited (“Rio Alto”) immediately prior to the amalgamation with Mexican Silver announced on June 29, 2009.

IAMGOLD now owns approximately 10.62% of the common shares of Mexican Silver issued and outstanding and, if it were to exercise its warrants to purchase common shares, would own approximately 12.36% of the common shares of Mexican Silver issued and outstanding (on a partially diluted basis).

The acquisition of the common shares and warrants of Mexican Silver by IAMGOLD were a result of an option and earn-in agreement entered into with Rio Alto with respect to IAMGOLD’s La Arena copper/gold project in Peru. The terms of the option and earn-in agreement provide Rio Alto with an option to purchase all of the shares of La Arena S.A. held by IAMGOLD for cash payments of US$47.55 million and the right to earn up to 38.7% of the shares of La Arena S.A. by incurring expenditures of up to US$30 million on the La Arena project.

IAMGOLD does not have any present intention to acquire ownership of, or control over, additional securities of Mexican Silver. It is the intention of IAMGOLD to evaluate its investment in Mexican Silver on a continuing basis and such holdings may be increased or decreased in the future.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:
Joseph F. Conway President & CEO Tel: (416) 360-4712 Toll-free: 1 888 IMG-9999	Tamara Brown Director, Investor Relations Tel: (416) 360-4743 Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com.

For further information:

IAMGOLD has filed an early warning report on Mexican Silver Mines Ltd.’s SEDAR profile at www.sedar.com or contact Tamara Brown at (416) 360 4743.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

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